Exhibit 99.1 Corporate Communications

CNH Industrial announces two week suspension of its assembly operations in Europe in response to the COVID-19 pandemic

London, 20 March 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announced today that, in light of the supply chain constrains caused by the COVID-19 emergency in Europe, it is suspending the majority of its European assembly operations for a two week period. This suspension applies to the Company’s agricultural, construction, commercial and specialty vehicles production facilities. Most component facilities will remain operational at low speed, always in strict compliance with national health directives, in order ensure the continuation of supply to the Company’s manufacturing facilities located outside of Europe. European parts depots and most dealer locations will also remain open to maintain uninterrupted service to its customer base. CNH Industrial is working in close consultation with unions and works councils to implement the temporary shut downs and the re-opening of the plants.

“The Company takes the health and wellbeing of its entire workforce very seriously, and we have implemented all measures to protect the employee population, as well as to help in the fight to contain the spread of the pandemic,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial. “The decision to shut down our European assembly plants for a two week period is driven by disruptions in our European supply chain, that do not allow for an efficient operation. During these temporary shutdowns, we will also undertake further extensive sanitization and deep cleaning procedures” concludes Mr. Mühlhäuser.

Alongside these measures, and those already in place at the Company’s locations around the world, the CNH Industrial’s COVID-19 global taskforce is constantly monitoring the situation in all markets in which it operates, and will take further measures as required, while continuing to respond to end market demand and service requirements for its mission critical capital goods.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts: Corporate Communications Email: mediarelations@cnhind.com
Investor Relations Email: investor.relations@cnhind.com
CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom